MATERIAL INFORMATION

2025 Results SECOND QUARTER

Operational enhancement and advancements in diversifying the energy portfolio

Production
mboed

755
2Q-2025
751
750
724
698
668
1H-2021
1H-2022
1H-2023
1H-2024
1H-2025
2Q-2025

Lorito discovery field in Meta Department, (the largest in the last decade)

Midstream
mbd

1,135
1,088
1,094
1,059
1,084
2Q-2025
984
1H-2021
1H-2022
1H-2023
1H-2024
1H-2025
2Q-2025

Expansion of infrastructure for storage

Tanks storage **+323** Thousand barrels

Vessel reception **+500** Thousand barrels

Downstream
mbd

426
420
413
2Q-2025
405
360
345
1H-2021
1H-2022
1H-2023
1H-2024
1H-2025
2Q-2025

Completion of major maintenance cycle at refineries: Operations now fully available to capture improved margins

ENERGIES FOR THE TRANSITION

- Acquisition of the Windpeshi wind project in La Guajira, aligned with the strategy to diversify the energy matrix
- For the first time in Colombia, Ecopetrol marketed long-term imported natural gas (60 GBTUD block for 5 years)

NET INCOME

Market factors account for 78% of the net income variation in 2025

TCOP
7.4
-2.1
Brent -2.6
Inflation -0.3
Exchange Rate +0.8
-0.3
-0.2
-0.1
0.2
4.9
Net Income 1H - 2024
Market factors
Local External disruptions
New Taxes
RBSE* Adjustment in ISA
DD&A, Surcharge Tax & Others
Net Income 1H-2025

RBSE - Red Básica del Sistema Existente*

QUARTERLY FIGURES

85
-22%
67
32.6
29.7
14.1
43%
3.4
11.1
38%
1.8
2Q-2024
2Q-2025
Brent USD/Bl
Revenues
EBITDA
Net Income
EBITDA Margin

The 22% decline in Brent crude prices significantly affected net income in the 2Q-2025

EBITDA BY SEGMENT 1H-2025

17%
4%
25%
54%
24.4
TCOP
Upstream*
Midstream
Downstream
Energy Transmision and toll roads

*Includes Gas

2.2 TCOP

Operational efficiencies in 1H - 2025 were **16%** higher compared to 1H - 2024

2,582 MUSD

Investments 1H - 2025

Target 2025
5.8 - 6.8 BUSD

8.8 TCOP

Ecopetrol S.A. dividend payments
Dividend yield ~10%

Exploration, Development and production

Exploration campaign achieved **60%** of the annual drilling plan in terms of wells completed.

High production levels driven by Caño Sur, CPO-09 and Permian isa
CONEXIONES QUE INSPIRAN

Isa Energía Brazil was awarded seven transmission network reinforcement projects in 2Q - 2025

CONTACT INFORMATION investors@ecopetrol.com.co

During the first half of 2025, we maintained a solid operating performance, demonstrating our ability to generate sustainable value and respond in advance and effectively to challenging market conditions such as the decline in Brent benchmark crude prices, external environment events, and geopolitical tensions.

Our financial results were underpinned by market and portfolio diversification, integration across the hydrocarbons value chain, cost cutting maximization, and operational optimization, enabling us to achieve competitive profitability levels within the industry.

In 2Q25, revenues totaled COP 29.7 trillion, EBITDA reached COP 11.1 trillion with an EBITDA margin of 37.5%, and a net income of COP 1.8 trillion. For the first half of the year, we reported revenues of COP 61.0 trillion, EBITDA of COP 24.4 trillion with a 40% EBITDA margin, and net income of COP 4.9 trillion.

Our cash management strategy in response to falling prices has progressed through the identification of cost, expense, and CAPEX optimization initiatives; early collection of the 2024 FEPC receivable balance; implementation of foreign exchange hedging; and tax credit offsets, among others, allowing us to uphold the value promise of 2025’s financial plan. We have also completed the payment of dividends to shareholders totaling COP 8.8 trillion, delivering a dividend yield of approximately 10%.

In the Hydrocarbons business, we continued our growth trend, reaching a production of 751 mboed during the first half of the year, driven by strong performance in Colombian fields such as Caño Sur and CPO-09, as well as in the Permian Basin in the U.S., which enabled us to overcome challenges stemming from local external events. Transported volumes reached 1,088 mbd, supported by repair and alternative evacuation strategies that partially mitigated third-party disruptions. Refining throughput reached 405 mbd, following the completion of major maintenance at the Barrancabermeja refinery, restoring operational availability and full processing capacity for the second half of the year.

A key milestone for the country’s energy security was the declaration of commercial feasibility for the Lorito discovery in Meta Department, the largest in the last decade, realizing the benefits of acquiring a 45% stake in CPO-09.

In the commercial segment, we highlight the strong contribution of our subsidiaries in Houston and Singapore, which have successfully captured market opportunities and maximized financial results for Ecopetrol S.A. and its subsidiaries (the “Group”). During 2Q25, we achieved the best crude trading differential for the past four years at -USD 3.7/Bl.

In the Energy Transition business line, we closed the acquisition agreement for the Windpeshi wind project, with 205 MW of self-generation capacity in La Guajira, recognized worldwide as one of the world’s most promising regions for solar and wind energy development. This marks the first project of its kind to be executed and built by Ecopetrol. We also highlight the commercialization of natural gas for an average of 58 GBTUD for the next four years, and the long-term commercialization of imported gas at 60 GBTUD (starting 2Q26 for five years), a first in the Company’s history, marking a significant step in addressing the country’s gas supply deficit while advancing on our gas supply portfolio.

In the Transmission and Toll Roads line, we maintained stable operational results, including the award and commissioning of seven transmission network reinforcements in Brazil. Financial results reflect a one-time recognition of the revised methodology for calculating financial compensation for Brazil’s Existing System Basic Network, as determined by the Brazilian Electricity Regulatory Agency (ANEEL), amounting to approximately COP 0.6 trillion.

Finally, I would like to emphasize that the Group continues to invest strategically to maximize long-term results, maintaining operational growth across all business lines, with total investments reaching USD 2,582 million as of the end of 2Q25.

We will continue to strengthen our operational and strategic flexibility, while monitoring market prices and global developments to effectively navigate external challenges and protect and maximize value for all our shareholders, whilst seeking to accomplish our year’s financial targets.

Ricardo Roa Barragán

President of Ecopetrol S.A.

In the first half of 2025, the Ecopetrol Group generated net income of COP 4.9 trillion, EBITDA of COP 24.4 trillion, with an EBITDA margin of 40%.

The results highlight: i) the increase in crude oil production leveraged by the contribution of Permian, Caño Sur, and the acquisition of 45% of CPO-09, ii) the recovery in the throughput levels of the Refineries, thanks to scheduled maintenance, which underlines the reliability of their operations, plus the supply of quality fuels to the country, and iii) efficiencies for COP 2.2 trillion that enable control of OPEX and a focus in high value investments. The resilient performance of the operation occurs in an environment of lower hydrocarbon prices and local events that affect the results

Table 1: Financial Summary Income Statement - Ecopetrol Group

Billion (COP)	2Q25	2Q24	∆ ($)	∆ (%)	6M 2025	6M 2024	∆ ($)	∆ (%)
Total Sales	29,669	32,627	(2,958)	(9.1%)	61,035	63,929	(2,894)	(4.5%)
Depreciation and amortization	4,349	3,594	755	21.0%	8,087	7,046	1,041	14.8%
Variable costs	11,382	12,020	(638)	(5.3%)	23,302	22,841	461	2.0%
Fixed Costs	5,430	4,966	464	9.3%	10,478	9,757	721	7.4%
Sale costs	21,161	20,580	581	2.8%	41,867	39,644	2,223	5.6%
Gross profit	8,508	12,047	(3,539)	(29.4%)	19,168	24,285	(5,117)	(21.1%)
Operating and exploration expenses	2,871	2,512	359	14.3%	5,151	4,948	203	4.1%
Operating profit	5,637	9,535	(3,898)	(40.9%)	14,017	19,337	(5,320)	(27.5%)
Financial revenues (expenses), net	(2,085)	(2,090)	5	(0.2%)	(4,503)	(4,092)	(411)	10.0%
Share in profit of companies	189	189	0	0.0%	398	386	12	3.1%
Profit before tax on gains	3,741	7,634	(3,893)	(51.0%)	9,912	15,631	(5,719)	(36.6%)
Tax on gains provision	(1,285)	(3,234)	1,949	(60.3%)	(3,224)	(6,154)	2,930	(47.6%)
Net consolidated profit	2,456	4,400	(1,944)	(44.2%)	6,688	9,477	(2,789)	(29.4%)
Non-controlling interest	(645)	(1,024)	379	(37.0%)	(1,750)	(2,090)	340	(16.3%)
Net profit attributable to Ecopetrol shareholders	1,811	3,376	(1,565)	(46.4%)	4,938	7,387	(2,449)	(33.2%)

EBITDA	11,136	14,052	(2,916)	(20.8%)	24,394	28,291	(3,897)	(13.8%)
EBITDA Margin	37.5%	43.1%	-	(5.6%)	40.0%	44.3%	-	(4.3%)

The figures included in this report are audited and are expressed in trillion of Colombian pesos (COP), or United States dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons and are indicated as such when applicable. For purposes of presentation, certain figures in this report were rounded to the nearest decimal place.

Forward-looking Statements: This release may contain forward-looking statements related to business prospects, estimates for operating and financial results, and growth of Ecopetrol. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its permanent access to capital to fund its business plan. Such forward-looking statements depend, basically, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, without limitation thereto; therefore, they are subject to change without prior notice.

3

I.	Financial and Operating Results

Sales Revenues

Accumulated sales revenue in 2Q25 totaled COP 29.7 trillion a 9.1% or COP -3.0 trillion decrease as compared to 2Q24, as a net result of:

•	Lower weighted average sales price of crude oil and products of -12.0 USD/Bl (COP -4.4 trillion), in line with the decrease in Brent, partially offset by strengthening crude trading and product differentials.
•	Lower income from energy and road transmission services (COP -0.1 trillion), due to the combined effect of: i) timely recognition in June of the adjustment to the financial component of the Basic Network of the Existing System in ISA Brazil for COP -0.6 trillion, and ii) higher income from rate indexation to inflation indicators.
•	Positive exchange effect on income (COP +1.4 trillion), due to a higher average exchange rate.
•	Positive effect on sales volume of COP +0.1 trillion, due to the offsetting effects of: i) higher crude oil exports (+12.4 mboed), given commercial management that allowed closing with lower shipments in transit in 2Q25 versus 2Q24 and ii) lower gas sales volume (-14.1 mboed), mainly associated to lower domestic production due to natural decline of fields and other effects on the local environment.

Table 2: Volumetric Sales - Ecopetrol Group

Local Sales Volume - mboed	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Middle Distillates	186.9	189.4	(1.3%)	185.8	183.3	1.4%
Gasoline	126.9	126.2	0.6%	129.6	130.8	(0.9%)
Natural Gas	68.0	86.7	(21.6%)	69.0	86.4	(20.1%)
Petrochemicals and Industrial	19.1	18.1	5.5%	18.8	18.5	1.6%
LPG and Propane	13.2	15.4	(14.3%)	13.2	15.9	(17.0%)
Crude oil	0.1	0.0	-	0.1	0.0	-
Fuel oil	0.2	0.1	100.0%	0.2	0.1	100.0%
Total Local Volumes	414.4	435.9	(4.9%)	416.6	435.0	(4.2%)

Exports Volumes - mboed	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Crude oil	440.8	428.5	2.9%	431.4	421.0	2.5%
Products	112.7	109.1	3.3%	106.3	104.2	2.0%
Natural Gas*	18.7	14.1	32.6%	17.2	13.4	28.4%
Total Export Volumes	572.2	551.7	3.7%	554.8	538.5	3.0%

Total Sold Volumes	986.6	987.6	(0.1%)	971.4	973.5	(0.2%)

* Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

The total volume sold during 2Q25 amounted to 987 mboed, 0.1% lower as compared to 2Q24, mainly as a result of a lower local sales volume, partially offset by export volumes.

Sales in Colombia, which represented 42% of the total, showed a decrease of 4.9% (-21.5 mboed) versus 2Q24, mainly due to:

•	Decrease of 21.6% (-18.7 mboed) in gas sales explained by lower quantities contracted in Cusiana - Cupiagua due to the decline in production fields.
•	Decrease of 14.3% (-2.2 mboed) in sales of LPG and Propane as a consequence of the financial prioritization of the use of energy for own consumption, which reduces the cost of dilution of crude oil and gas purchases.
•	Decrease of 1.3% (-2.5 mboed) in middle distillate sales, explained by lower domestic diesel demand in thermal power generation, large consumers, and industrial burners.

4

International sales, which represented 58% of the total, showed an increase of 3.7% (+20.5 mboed) in 2Q25 versus 2Q24, due to:

•	Increase of 2.9% (+12.3 mboed) in crude oil exports due to lower shipments in transit in 2Q25 versus 2Q24.
•	Increase of 32.6% (+4.6 mboed) in natural gas sales due to a solid performance of the Permian development campaign.

Table 3: Basket Realization Prices – Ecopetrol Group

USD/Bl	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Brent	66.7	85.0	(21.5%)	70.8	83.5	(15.2%)
Gas Sales Basket	26.9	27.1	(0.7%)	27.9	27.7	0.7%
Crude Sales Basket	63.0	78.7	(19.9%)	65.8	76.2	(13.6%)
Product Sales Basket	79.2	91.4	(13.3%)	82.7	92.0	(10.1%)

Crudes: In 2Q25 versus 2Q24, a weakening of 15.7 USD/Bl was observed in the prices of the crude oil basket, going from 78.7 USD/Bl to 63.0 USD/Bl, explained by the weakening of the Brent price at 18.3 USD/BL, which was partially offset by a better differential. The commercial management stands out for helping maintain the differential at single-digit levels, further strengthening it from -6.28 USD/Bl versus Brent in 2Q24 to -3.71 USD/Bl versus Brent in 2Q25.

Refined Products: In 2Q25 versus 2Q24, the product sales basket weakened by 12.2 USD/Bl, going from 91.4 USD/Bl to 79.2 USD/Bl, explained by the weakening of Brent at 18.3 USD/Bl, partially offset by stronger international indicators versus Brent for diesel, gasoline, and fuel oil, driven by declining global inventories associated with solid demand and supply constraints, primarily in the Middle East.

Natural Gas: The price of gas sales decreased by 0.2 USD/Bl, from 27.1 USD/Bl to 26.9 USD/Bl due mainly to the weakening of sales prices in the Permian in line with international indicators.

Hedging program: During 2Q25, tactical hedging operations continued due to exposure to different price indices and pricing periods between the purchase and sale of physical barrels. Ecopetrol S.A. covered volumes of 1.5 million barrels during 2Q25, based on crude export indicators and pricing periods. From Ecopetrol Trading Asia, tactical hedges were executed for 7.2 million barrels based on indicators and pricing periods, and from Ecopetrol US Trading, tactical hedges were executed for 0.7 million barrels under similar conditions.

5

Sale Costs

The cost of sales showed an increase of 2.8%, equivalent to COP +0.6 trillion in 2Q25 versus 2Q24.

Variable Costs

Variable costs showed a decrease of 5.3% equivalent to COP -0.6 trillion in 2Q25 as compared to 2Q24, explained by the combined effect of:

•	Lower value of purchases of crude oil, gas and products (COP -1.6 trillion), due to the net effect of:

i)	Decrease in the weighted average price of national purchases and imports of -14.2 USD/Bl (COP -2.0 trillion), in line with international indicators.
ii)	Decrease in volume of crude oil purchased (COP -0.5 trillion, -23.2 mbod), mainly at domestic level given lower throughput from the refineries and external events.
iii)	Increase in the volume of refined products purchased (COP +0.3 trillion, +10.3 mboed), due to greater fuel imports to meet national demand, because of major maintenance cycle at the Barrancabermeja Refinery.
iv)	Negative effect on purchases due to the higher average exchange rate (COP +0.6 trillion).

•	Increase in other variable costs (COP +1.0 trillion), mainly due to: i) greater consumption of crude oil inventories in transit, in line with commercial management, ii) impact of higher average exchange rate on transactions executed in U.S. dollars, and iii) inflationary effect on contract rates.

Fixed Costs: Increase of 9.3% equivalent to COP +0.5 trillion in 2Q25 as compared to 2Q24, associated to: i) greater construction activity at ISA, and ii) increase in maintenance costs and other general costs, mainly due to inflationary effect on contract rates and the effect of higher average exchange rate in costs.

Depreciation and Amortization: Increase of 21.0% equivalent to COP +0.7 trillion in 2Q25 compared to 2Q24, due to: i) increase in production, ii) higher level of capital investment and iii) exchange rate effect in the depreciation of subsidiaries with the U.S. dollar as functional currency, given the devaluation of the Colombian peso against the U.S. dollar.

Operational and Exploratory Expenses, net of Other Income

Operating expenses, net of other income, increased by 14.3%, equivalent to COP +0.4 trillion as compared to 2Q24, mainly explained by:

•	Higher tax rate given the internal commotion decree (062 issued in January 2025) amounting to COP +0.1 trillion.
•	Higher provisions (COP +0.2 trillion), mainly due to: i) impairment of the Air-E portfolio in ISA, and ii) updating of environmental and labor provisions.
•	Higher labor expenses, mainly associated to salary increases, affected by the inflationary effect COP +0.1 trillion.

Financial Results (Non-Operational)

Financial expenses remained at similar levels compared to 2Q24, mainly due to the net effect of: i) higher income from exchange rate difference vs. 2Q24, given the Group's net liability position in the face of a lower closing exchange rate, and ii) an increase in financial expenses from interest on debt denominated in U.S. dollars, given the higher average exchange rate and higher inflation, which in turn affected inflation-linked debts.

6

Income Taxes

The Effective Tax Rate for 2Q25 was 34.3% compared to 42.3% for 2Q24. The decrease is mainly due to a lower income tax surcharge in 2Q25 (0%) vs 2Q24 (10%) given the projection of the Brent price at the closing date.

Progress in the customs correction process started by DIAN related to VAT on fuel imports

The National Taxes and Customs Directorate (“DIAN”) issued Opinion No. 100202208-2305 on December 19, 2024, which, according to its interpretation, stated that the imports and nationalization of gasoline and Diesel are subject to Sales Tax (VAT) at the general rate of 19%. According to DIAN's interpretation, the base for calculating tax is the cost of the products at customs.

Ecopetrol S.A. (“the Company”) and Refinería de Cartagena S.A.S. (“the Refinery”) differ from the DIAN's interpretation for the reasons that were opportunely presented to the tax authority. The tax authority, in line with its interpretation and current application, has notified the Refinery of two official assessments and four special customs requirements totaling COP 0.9 trillion and COP 0.4 trillion, respectively. Additionally, the Company was notified of two special customs requirements totaling COP 6.5 trillion for the periods between 2022 and 2024. Interest accrued on these amounts to date is estimated at approximately COP 3.3 trillion. These figures may rise substantially depending on the issuance of further requirements by the Colombian tax authority (DIAN).

The Refinery and the Company, in the framework of due diligence and the protection of their legitimate interests, have responded to DIAN’s actions within the legally established timeframes, challenging the issued rulings and questioning the regulatory interpretation. Under DIAN’s interpretation, the collection process may continue in accordance with the procedural rules of the customs regime and the Tax Statute, which include coercive collection procedures. However, the Refinery and the Company may exercise the corresponding administrative or judicial remedies, as provided by the same regulations. Although the Refinery and the Company plan to pursue these remedies, a potential coercive collection could have a materially adverse effect on their operations, liquidity, and financial position, depending on the amount and duration of such collection. Furthermore, based on opinions issued by external advisors, who consider the probability of success to be greater than 50%, the Company believes there are sufficient grounds not to record any accounting provision.

Considering that DIAN has decided to apply its regulatory interpretation, starting January 2025, the Company and the Refinery have been making VAT payments on the importation of gasoline and diesel (ACPM), in compliance with DIAN’s interpretation of the 19% rate. These VAT payments do not affect the rights that the Company and the Refinery reserve to legally challenge the interpretation at the appropriate time before the relevant authorities, as previously mentioned.

The projected value of VAT payments related to gasoline and Diesel imports for 2025 is estimated at COP 3.6 trillion, of which approximately COP 3.3 trillion will be recovered through the sales tax (VAT) discount and refund procedure and devolution of balances in favor on the sales tax (VAT).

Ecopetrol and the Refinery reiterate their commitment to fully comply with their customs and tax obligations and will be respectful of the decisions that resolve this controversy before the corresponding authority.

Financial Position Statements

Group's assets decreased by COP 5.7 trillion, equivalent to -1.9%, between March and June 2025, mainly due to: (i) a lower accounts receivable balance from the Fuel Price Stabilization Fund, driven by payments received versus accrued amounts in 2Q25 (COP -4.5 trillion); (ii) cash consumption (COP -3.9 trillion); (iii) the revaluation effect on assets of subsidiaries with the U.S. dollar as their functional currency, translated into Colombian pesos at the closing exchange rate (COP -2.6 trillion); and (iv) asset depreciation during the period (COP -4.5 trillion). These effects were offset by a higher level of CAPEX (COP 5.1 trillion) and increased tax credits and other receivables (COP 4.8 trillion).

7

Liabilities decreased by COP -8.0 trillion, equivalent to -4.1%, during 2Q25, mainly due to the net effect of: (i) the payment of 100% of the dividends declared to Ecopetrol shareholders and non-controlling shareholders of subsidiaries; and (ii) the increase in financial obligations resulting from the acquisition of short-term debt, offset by the revaluation effect of U.S. dollar-denominated debt translated at the closing exchange rate.

As of the end of 2Q25, Group’s equity totaled COP 105.6 trillion, reflecting an increase of COP 2.3 trillion compared to 1Q25, mainly driven by the profits generated during the period. Of the total equity, 75% corresponds to Ecopetrol shareholders, while the remaining 25% pertains to non-controlling interests.

Cash Flow, Debt and FEPC

Table 4: Cash Position- Ecopetrol Group

Billion (COP)	2Q25	2Q24	6M 2025	6M 2024
Initial cash and cash equivalents	14,101	15,167	14,054	12,336
(+) Cash flow from operations	10,046	17,071	16,168	23,084
(-) CAPEX	(5,031)	(4,628)	(8,990)	(8,901)
(-) Consideration paid for acquisition of assets	0	0	(1,109)	0
(+/-) Investment portfolio movement	(1,456)	(522)	(2,258)	(685)
(+) Other investment activities	403	625	805	1,052
(+/-) Adquisition, borrowings and interest payments of debt	1,980	(2,790)	2,431	(1,915)
(-) Dividend payments	(9,672)	(11,922)	(10,695)	(12,192)
(+/-) Exchange difference (cash impact)	(253)	251	(288)	473
(-) Return of capital	0	(15)	0	(15)
Final cash and cash equivalents	10,118	13,237	10,118	13,237
Investment portfolio	3,024	2,702	3,024	2,702
Total cash	13,142	15,939	13,142	15,939

Cash Flow

As of the end of 2Q25, Group held a cash balance of COP 13.1 trillion (23% in COP and 77% in USD). The operating cash flow for the quarter, the full collection of the 2024 Fuel Price Stabilization Fund receivable, and the contracting of short-term debt enabled the coverage of: (i) the payment of declared dividends to Ecopetrol shareholders and non-controlling shareholders of subsidiaries, and (ii) the CAPEX disbursements for the quarter.

Debt

At the end of 2Q25, the balance of debt in the balance sheet amounts to COP 120.3 trillion, equivalent to USD 29,550 million (the consolidated debt of Grupo ISA contributed USD 8,432 million), an increase of COP 1.6 trillion compared to 1Q25. The increase is explained by the net effect of: i) the execution of short-term loans in Ecopetrol S.A., Cenit and Ecopetrol Trading Asia, and long-term loans in ISA for investment projects, and ii) the restatement of financial obligations in denominated in U.S. dollars at the closing exchange rate, recognized mainly in equity through hedge accounting.

The Gross Debt/EBITDA indicator of the Group at the end of March 2025 was 2.4 times lower than the upper limit established for 2025 (2.5 times) while the net Debt/EBITDA ratio of the Group closed at 2.2 times. The Debt/Equity ratio at the end of June remained at 1.1 times.

Fuel Price Stabilization Fund (FEPC for its initials in Spanish)

At the end of June 2025, the account receivable from FEPC amounted to COP 2.5 trillion. In 2Q25, there was a decrease of COP -4.5 trillion compared to 1Q25, mainly explained by the payments received by the Ministry of Finance and Public Credit for COP -5.4 trillion corresponding to the 2024 accrual, partially offset by the quarter accrual for COP +0.9 trillion.

8

Efficiencies

In 2025, the Group continues materializing its comprehensive strategy of efficiencies and competitiveness with a contribution of COP 2.2 trillion at the close of 2Q25. The main actions are summarized below:

i)	66% of the efficiencies have an effect on EBITDA of COP 1.4 trillion (COP 0.8 trillion in OPEX and COP 0.7 trillion in revenue generation), as follows:

OPEX

•	Cost efficiencies in the Corporate and Support Areas (COP 147 billion), including initiatives in digital solutions and infrastructure at the corporate level and in control of service demand in operations,
•	New service contracting achieving better rates than planned (COP 133 billion),
•	Cost efficiency in self-generation and energy purchase management (COP 104 billion),
•	Energy efficiency in operations (COP 51 billion), and
•	Lower crude oil evacuation costs, mainly due to the entry of the Caño Sur Este - ODL pipeline (COP 77 billion), among others.

Income

•	Capture of synergies in the crude transportation systems associated to the segregation and routing of crudes (Caño Limón and Araguaney Blend) (COP 82 billion),
•	Higher margins achieved in product purchases and imports (COP 73 billion) and crude exports (COP 68 billion),
•	Gain from volumetric compensation for quality, obtaining more volumes for sale (COP 48 billion), and higher asphalt production at the Barrancabermeja refinery (COP 12 billion), among others.

From the unit costs standpoint, the efficiencies obtained are reflected as follows:

•	47% of the aforementioned efficiencies with an effect on EBITDA reduced the lifting cost by 0.81 USD/Bl.
•	Efficiencies affecting the refining cash cost and the cost per barrel transported reduced such costs by 0.07 USD/bl and 0.015 USD/bl, respectively.

ii)	Efficiencies of COP 0.7 billion were achieved in Capex (29%) related to the optimization of the cost of investment in projects, including the following:

•	In drilling and completion, design and engineering initiatives stand out, together with optimization of cementing and directional services, negotiation of steel rates and implementation of lessons learned from reduction of process times.
•	Permian notable progress was made through the implementation of best practices aimed at reducing time and costs in drilling and completion operations. Design and engineering initiatives introduced new well designs with lower fracture pressures and shorter pumping times, resulting in reduced cost per foot drilled and cost per barrel pumped, thereby enabling an increase in planned activity.
•	In surface facility projects, efficiencies are highlighted by redefining scopes (design and engineering) without affecting the value promise of the projects, using existing facilities and materials available in the warehouse, thus reducing purchases.

iii)	Actions focused on improving working capital, positive effect on the company's cash flow by COP 0.1 billion (5%), mainly due to actions in inventory management such as exchange of materials and spare parts between warehouses from different business areas, thus optimizing their purchase, added to savings in financial costs.

9

Investments

Table 5: Investments by Segment - Ecopetrol Group

Ecopetrol Group Investments Business	Total 6M 2025
	Millions USD	Trillions COP	% Share
Hydrocarbons*	1,583	6.6	61%
Energies for the Transition**	348	1.5	14%
Transmission and Toll Roads	651	2.7	25%
Total***	2,582	10.8	100%

* Includes the total amount of investments in hydrocarbon transportation of each of the Ecopetrol Group Companies (Ecopetrol S.A. Participation and non-controlling interest).

Average exchange rate: 4,196.15

** Includes investment in Gas and Energy Transition

***Includes only organic investments

At the end of 2Q25, the Ecopetrol Group invested USD 2,582 million (COP 10.8 trillion). The Ecopetrol Group investments were made mainly in Colombia, with a 62% share, and the remaining 38% at international level, mainly in Brazil (17%), United States (15%) and other geographies (6%).

Hydrocarbons

The investments registered in the hydrocarbons line represented 61% of the Groups's total amounting to USD 1,583 million (~COP 6.6 trillion[1]). In Colombia, USD 1,290 million (~COP 5.4 trillion) were allocated to Exploration and Production activities, primarily concentrated in the department of Meta, in assets such as Caño Sur, Rubiales, Castilla, CPO09, and Chichimene. Internationally, investments were focused on Brazil, with the development plan for the Orca discovery (formerly Gato do Mato), and in Midland, within the Permian Basin in the United States.

In the Refining segment, USD 171 million (COP 0.7 trillion) have been invested, focused on operational continuity through a cycle of major maintenance to guarantee the availability of the refineries, even reaching operational availability of 95.8% in 2Q25. Similarly, investments were made in projects such as SOX Emissions Control and Base Line of Fuels Quality at the Barrancabermeja Refinery.

In turn, in the transport segment, investments at the end of 2Q25 amounted to USD 100 million (COP 0.4 trillion), mainly focused on the operational continuity of the different oil and polyduct systems in crossing activities, mechanical repairs and geotechnics.

Energy for Transition:

So far in 2025, USD 348 million (COP 1.5 trillion) have been invested in the Energy for Transition line with a 14% share of the Ecopetrol Group's total investment, mainly concentrated in investments for the growth of the gas chain and supply with USD 279 million (COP 1.2 trillion) mainly in the Piedemonte assets such as the Floreña and Cupiagua – Recetor fields in the department of Casanare and in the Tayrona Block in the Caribbean offshore in Colombia.

Within the business line, investments were made in energy efficiency and renewable energies amounting to USD 69 million (COP 0.3 trillion) primarily in solar energy projects such as the Quifa Solar Farm and the La Iguana Ecopark Solar Project, located in the departments of Meta, Bolívar, and Antioquia, respectively, as well as the Coral hydrogen project

Transmission and Toll Roads

In 2Q25, in the Transmission and Toll Roads business line, investments were executed for USD 651 million (COP 2.8 trillion) with a 25% share of the Group's total investments, concentrated in the energy transmission business (87%) in Brazil, Peru, and Colombia, followed by Toll Roads with an 11% share, and the remaining 2% in the Telecommunications business.

[1] Excluding investments in gas and energy efficiency projects

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II.	Business Lines Results

For purposes of this report, the financial information included in this annual report is organized by the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) power transmission and highways, which is consistent with the Company's previous reports. Management is currently reviewing different options to update the Company's operating and financial reporting model to be better aligned with Strategy 2040.

1.    HYDROCARBONS

1.1	Exploration, Development and Production

Exploration

At the end of 2Q25, 6 exploratory wells were drilled compared to the 10 planned for the year. Of these wells, 2 were successful (Sirius-2 ST2 and Currucutu-1), 2 are under evaluation (Toritos Oeste-1 and Toritos Sur-3), and 2 had no commercial hydrocarbon shows (Andina Este-1 and Buena Suerte-1).

In the onshore exploration activity, the following stands out:

•	The declaration of commerciality of the Lorito discovery, in the Llanos Sur basin (municipality of Guamal, Meta), materializes the benefits derived from the acquisition of 45% of the CPO-09 block. This asset is incorporated into the production portfolio with two wells that have a joint potential of 1,450 barrels per day. Its proximity to existing production and transportation infrastructure facilitates its commercial production and allows to leverage on operational synergies with Ecopetrol's producing fields.

•	The success of the Currucutú-1 well, operated by GeoPark in partnership with our subsidiary Hocol, located in the Department of Meta, municipality of Cabuyaro, in block LLA-123, was confirmed, which found heavy crude oil accumulation of 14.2 °API. This well is located in the same Eastern Llanos basin as the Toritos discovery, which reduces the technical uncertainty of the block and expands its production potential to the North.

•	Of the wells drilled in previous years that were under evaluation, Bisbita Oeste-1,drilled in 2024, and Zorzal Este-2, drilled in 2023, confirmed the presence of hydrocarbons in the departments of Meta and Casanare, both wells are operated by GeoPark in partnership with our subsidiary Hocol.

•	Drilling continues on the Floreña N18Y well operated by Ecopetrol (100%), located in the Piedemonte, which is expected to reach final depth in 4Q25.

•	Approval was obtained to extend the term of the exploration phase for contracts LLA-4-1 and LLA-141 for two- year and one and a half year periods, respectively.

In the offshore exploration activity, the following stands out:

•	The exploration campaign in the GUAOFF-0 block continued with the completion of the Buena Suerte-1 well, with no commercial hydrocarbon shows. This well targeted a different play[2] than Sirius. Additionally, the evaluation of the block continues with the objective of identifying additional volumes, maximizing value capture from the asset, and reducing technical uncertainty, through the drilling of the Papayuela-1 well, which is expected to be completed in 4Q25.

[2] Conceptual geological model that describes an area believed to contain hydrocarbon accumulations (oil or gas).

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•	The Sirius project is progressing with the contracting model for the design, construction and operation of the facilities that will allow gas to be treated to meet regulatory conditions for commercialization in the domestic market. At the same time, ethnic, social and environmental feasibility activities are being performed to continue with the environmental licensing process.

•	Regarding the Fuerte Sur, Purple Angel and COL-5 blocks, where the Kronos, Gorgon and Glaucus (KGG) gas discoveries are located, work continues with Shell and the ANH to formalize the transfer of Shell's 50% ownership and operation to Ecopetrol, in accordance with current regulations. On June 9, 2025, a request was filed with the ANH for the assignment of Shell's participation interest (50%) in the contracts in favor of Ecopetrol, which continues making progress in maturing the development alternatives for the discoveries.[3]

Gato do Mato (Change of name to “Orca and Sul de Orca Field” approved by the Brazilian National Petroleum and Biofuels Agency (ANP) as of May 20, 2025)

The following progress was made during the quarter:

•	Recognition of the effectiveness of the Declaration of Commerciality of the Orca (ORC) and South Orca (SOR) development areas was obtained on May 20, 2025, from the Brazilian National Petroleum and Biofuels Agency (ANP), which is one of the milestones that are expected to enable the start of the gradual incorporation of proven reserves as of 2025.
•	During the quarter, detailed engineering of the vessel (FPSO[4]) and processing facilities started along with process safety analyses and consolidation of work teams by the contractors and the operator.

Production

Table 6: Gross Production - Ecopetrol Group

Production - mboed	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Crude oil	491.5	497.0	(1.1%)	495.6	493.9	0.3%
Natural Gas	103.9	121.3	(14.3%)	104.6	120.8	(13.4%)
Total Ecopetrol S.A.	595.4	618.4	(3.7%)	600.1	614.7	(2.4%)
Crude oil	21.6	17.9	20.7%	21.4	17.9	19.6%
Natural Gas	13.8	17.6	(21.6%)	14.4	17.8	(19.1%)
Total Hocol	35.4	35.5	(0.3%)	35.8	35.7	0.3%
Crude oil	8.4	6.5	29.2%	7.9	7.6	3.9%
Natural Gas	0.9	0.9	0.0%	0.9	0.9	0.0%
Total Ecopetrol America	9.2	7.4	24.3%	8.8	8.5	3.5%
Crude oil	63.6	59.5	6.9%	58.5	54.4	7.5%
Natural Gas	51.9	38.8	33.8%	47.3	37.0	27.8%
Total Ecopetrol Permian	115.5	98.2	17.6%	105.8	91.4	15.8%
Crude oil	585.1	581.0	0.7%	583.4	573.9	1.7%
Natural Gas	170.4	178.6	(4.6%)	167.1	176.5	(5.3%)
Total Ecopetrol Group	755.5	759.6	(0.5%)	750.5	750.3	0.0%

Note 1: Gross production includes royalties and is prorated by Ecopetrol's holding in each Company. The Natural Gas data includes Gas and Blanks (LPG, propane and butane).

Note 2: Consolidated data presented in rounded up figures.

Note 3: The table of this report includes 100% production of Arauca-8. The owner of the Arauca Agreement is Ecopetrol, therefore, 100% of the ownership of the production of the Arauca Agreement Area is in the hands of Ecopetrol, however, by virtue of the private agreement (Bussiness Collaboration Agreement (BCA), signed between Ecopetrol and Parex, Ecopetrol, once the hydrocarbons of the Arauca Agreement are produced, immediately transfers to Parex 50% of all the production obtained in the contracted area.

Note 4: Quarterly production figures subject to minor updates due to ministerial forms to the ANH of associated fields and closures in international subsidiaries.

The production of the Ecopetrol Group in 2Q25 was 755.5 thousand barrels of oil equivalent per day (mboed), of which Ecopetrol S.A. contributed 595.4 mboed and the subsidiaries 160.1 mboed, incorporating the production of the Guando and Guando SW fields (4.3 mboed) into the subsidiary, Hocol, given the transfer from Ecopetrol S.A. at the end of 2024, in line with the Ecopetrol Group's presence strategy in the department of Tolima through this subsidiary.

[3] The name change is in response to a requirement from the ANP for offshore projects, which must adopt marine fauna names once commerciality is declared.

[4] Floating Production Storage and Offloading

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Compared to the same period of the previous year, the production of gas -4.1 mboed due mainly to: i) lower gas production related to the decline of the Cusiana and Recetor fields (Piedemonte Llanero), and Ballena and Chuchupa in Guajira, ii) lower crude oil production due to blockades in the Orinoquia, associated to events beyond Ecopetrol's control, and iii) the impact of the Llanos Norte asset due to the unavailability of the Bicentennial Pipeline because of damage to the infrastructure caused by third parties. These effects were partially mitigated by: i) improved performance of Permian's incremental campaign due to the optimization of the development plan, ii) acquisition of Repsol's 45% interest in the CPO-09 block and iii) production growth in Caño Sur, supported by the increased fluid treatment capacity of the Centauros Station.

Compared to the first half of 2024, production levels are maintained in the order of (+0.21 mboed) with an increase in domestic crudes of +5.2 mboed, driven by the growth in Caño Sur and Chichimene, and the acquisition of 45% of the CPO-09 block. These factors, together with the increase in Permian production, offset both environmental impacts and the natural decline of domestic gas.

With respect to production impact derived from external events, during 2Q25 there was a deferred production of 1.5 million barrels for a cumulative total of 1.8 million barrels for the first half of the year.

These impacts were mainly concentrated in April (64% of deferred production), due to: i) blockades in the Rubiales and Caño Sur fields by members of the indigenous guards, and ii) unavailability of the Bicentennial Pipeline, as a result of the attacks that affected the fields in northern Arauca fields. The Ecopetrol Group maintains the production target established between 740 and 750 mboed.

In terms of drilling, as of June 2025, in the Ecopetrol Group, 220 development wells were completed with an average monthly occupancy of 21 active drilling rigs.

Lifting and Dilution Cost

Table 7: Lifting Cost - Ecopetrol Group

USD/Bl	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)	% USD
Lifting Cost*	11.97	12.08	(0.9%)	11.59	12.04	(3.7%)	26.4%
Dilution Cost**	4.36	5.38	(19.0%)	4.89	5.40	(9.4%)	100.0%

* Calculated based on barrels produced without royalties. Figures subject to minor updates between periods.

**Calculated based on Ecopetrol S.A barrels sold.

Lifting Cost

The 1H25 lifting cost decreased by -0.45 USD/Bl versus the same period of the previous year, mainly leveraged by the exchange rate effect and the efficiencies captured as follows:

Exchange Rate Effect (-0.81 USD/Bl): positive effect due to higher average exchange rate going from 3,920 to 4,196 pesos/dollar for the conversion of the indicator from pesos to dollars.

Cost effect (+0.36 USD/Bl)[5]: The increase, mainly in costs and inflationary factors (+USD 0.73/Bl) was partially mitigated by efficiencies achieved of +USD 0.37/Bl (USD 0.81/Bl in 1H25 vs USD 0.44/Bl in 1H24), with the following key contributing factors:

•	Energy optimization: optimization of self-generation and energy purchase tariffs, as well as a reduction in energy consumption thanks to the optimal operation of production processes and the widespread adoption of more efficient technologies.
•	Optimization of the operations and maintenance model for non-industrial areas.
•	Reuse of materials in subsurface operations.
•	New maintenance and production facilities contracts, achieving better rates than originally planned.

These efficiencies partially offset the following cost increases:

[5] Includes a volume effect of +0.01

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•	Cumulative inflation impact on operating service and labor costs (+0.28 USD/Bl).
•	Maintenance at international assets: increased maintenance activities at Big Spring and Lomax, located in the Permian Basin.
•	Fluid treatment: Increase in volumes treated (+736 KBWPD[6]), mainly in Caño Sur, Rubiales and Castilla and in Akacias due to the acquisition of a stake in the CPO-09 block, which require additional energy, chemical treatment, and maintenance associated with the expansion of facilities for their processing.
•	Increased subsurface activities: Early scheduling of interventions as a strategy to leverage available equipment and manage external conditions.

Dilution Cost

The 1H25 dilution cost decreased 0.51 USD/Bl versus 1H24, mainly explained by:

Cost effect (-0.64 USD/Bl): Cost reduction due to i) lower naphtha purchase price associated with the correction in the Brent benchmark by -9 USD/Bl and ii) reduction in the dilution factor from 11.43% in 1H24 to 11.22% in 1H25.

Volume Effect (0.13 USD/Bl): Fewer barrels of crude oil marketed, mainly due to public order disturbances.

Financial Results

Table 8: Income Statement - Exploration and Production

Billion (COP)	2Q25	2Q24	∆ ($)	∆ (%)	6M 2025	6M 2024	∆ ($)	∆ (%)
Total revenue	18,089	21,499	(3,410)	(15.9%)	36,506	40,215	(3,709)	(9.2%)
Depreciation, amortization and depletion	3,208	2,517	691	27.5%	5,866	4,894	972	19.9%
Variable costs	7,604	8,091	(487)	(6.0%)	14,782	14,698	84	0.6%
Fixed costs	3,412	3,404	8	0.2%	6,585	6,642	(57)	(0.9%)
Total cost of sales	14,224	14,012	212	1.5%	27,233	26,234	999	3.8%
Gross income	3,865	7,487	(3,622)	(48.4%)	9,273	13,981	(4,708)	(33.7%)
Operating and exploratory expenses	1,633	1,644	(11)	(0.7%)	2,876	3,105	(229)	(7.4%)
Operating income	2,232	5,843	(3,611)	(61.8%)	6,397	10,876	(4,479)	(41.2%)
Financial result, net	(922)	(1,074)	152	(14.2%)	(2,043)	(1,960)	(83)	4.2%
Share of profit of companies	8	6	2	33.3%	14	17	(3)	(17.6%)
Income before income tax	1,318	4,775	(3,457)	(72.4%)	4,368	8,933	(4,565)	(51.1%)
Provision for income tax	(498)	(2,455)	1,957	(79.7%)	(1,490)	(4,334)	2,844	(65.6%)
Consolidated net income	820	2,320	(1,500)	(64.7%)	2,878	4,599	(1,721)	(37.4%)
Non-controlling interest	22	21	1	4.8%	46	40	6	15.0%
Net income attributable to owners of Ecopetrol	842	2,341	(1,499)	(64.0%)	2,924	4,639	(1,715)	(37.0%)

EBITDA	5,915	8,661	(2,746)	(31.7%)	13,121	16,376	(3,255)	(19.9%)
EBITDA Margin	32.7%	40.3%	-	(7.6%)	35.9%	40.7%	-	(4.8%)

Revenues decreased during 2Q25 compared to 2Q24 mainly due to a lower Brent reference price; this was partially offset by: i) higher average exchange rate ii) higher foreign sales, and iii) strengthening of the crude oil differential.

The cost of sales increased in 2Q25 compared to 2Q24 due to:

•	Increase in depreciation, amortization and depletion, mainly associated with the higher level of capitalization in CPO-09 and Caño Sur, in addition to the higher production levels in these assets and Permian. This increase was also affected by the exchange rate for companies with a functional currency other than the Colombian peso.

[6] Increase in water production in 1H-2025 compared to 1H-2024 in fields directly operated by Ecopetrol S.A.

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•	Increase in transportation costs due to: i) higher average exchange rate, ii) increase in rates and iii) greater Banadía-Araguaney contingent operation as a result of the external events, partially offset by the entry of the Caño Sur Este - ODL pipeline.
•	Offset by a decrease in purchases from third parties mainly due to: i) lower reference price, and ii) lower volumes purchased.

Operating and exploration costs in 2Q25 compared to 2Q24 decreased mainly due to a lower write-off of exploratory assets.

The financial (non-operational) result of 2Q25 compared to 2Q24 presented a lower expense mainly due to the effect of the exchange difference on the segment's net passive position in dollars, the above partially offset by the higher interest expense.

The decrease in income tax expense for 2Q25 compared to 2Q24 was generated in line with the segment results and a lower rental surcharge given the current Brent price projection.

1.2	Transport and Logistics

Table 9: Transported Volumes - Ecopetrol Group

mbd	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Crude oil	786.7	848.9	(7.3%)	794.8	831.2	(4.4%)
Products	297.4	303.5	(2.0%)	293.0	304.2	(3.7%)
Total	1,084.0	1,152.4	(5.9%)	1,087.8	1,135.4	(4.2%)

Note: The reported volumes are subject to adjustments due to changes in the quality volumetric compensation (CVC for its initials in Spanish), associated to the officialization of volumetric balances.

The total volume transported at the end of 2Q25 was 1,084 mboed, decreasing by 68.4 mboed compared to 2Q24. Likewise, in 1H25, the total volume transported decreased by 47.6 mboed as compared to 1H24.

Crudes: The transported volumes decreased by 7.3% in 2Q25 compared to 2Q24 and 4.4% in 1H25 compared to 1H24, mainly due to: i) lower production by third parties in the country, mainly in the departments of Arauca and Casanare, ii) deferred production due to blockages, iii) impacts on the transportation infrastructure due to actions of third parties, which prevented the normal development of operations; and iv) lower deliveries of Castilla Norte crude oil from the Barrancabermeja refinery as a result of the blockades.

During 1H25, and with greater intensity in 2Q25, we faced operational challenges derived from the external events and damages to the infrastructure by third parties, particularly in the Caño Limón-Coveñas pipelines suspended in the Banadía - Ayacucho section since 3Q24, as well as damages in the Caño Limón-Banadía section and in the Bicentennial Pipeline. These events forced the suspension of operations through this alternate route for 43 days during 2Q25 and 68 days in 1H25, limiting production and transportation of approximately 14 mboed in 2Q25 and 8 mboed in 1H25.

Faced with operating challenges derived from the above-mentioned affectations, various strategies were implemented seeking to guarantee operational continuity and minimizing impact on the logistics chain, ensuring evacuation of the fields, supply to the refineries, and meeting export commitments. Among the measures adopted, it should be highlighted the implementation of effective mitigation strategies, strengthening of operational control and coordination with governmental entities, which enabled the evacuation of crude from Arauca through the alternate route of the Bicentennial Pipeline in the Banadía-Araguaney direction, through which nearly 7.2 million barrels were transported in 1H25, vs. almost 1.5 million barrels mobilized in the same period of the previous year, thus allowing to evacuate the filelds and reduce the impact of production deferrals. Additionally, through the implementation of logistic schemes, the transportation of segregated Caño Limón crude from Araguaney to the Barrancabermeja refinery was ensured, without compromising its quality or properties, which allowed it to be used in the refining units.

We were also able to increase the operating capacity of strategic systems such as Araguaney - Cusiana, where the capacity to evacuate Caño Limón crude oil in reversion was increased from 50 to 80 mbod, which allowed us to reduce the field's inventories 60% faster. Likewise,the capacity of the Vasconia-Barrancabermeja refinery system increased by 7%, from 196 mbod to 209 mbod, ensuring the supply of domestic crude oil to the Barrancabermeja refinery. Finally, dual pumping was successfully tested in the 24“ Ayacucho-Coveñas system, increasing its capacity by 182%, from 81.6 mbod to 148 mbod average, which optimizes energy use and reduces the operation of the 16” parallel pipeline.

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Year to date in 2025, approximately 91.2% of the crude volumes transported were owned by the Ecopetrol Group.

Refined products: Transported volumes decreased 2% in 2Q25 compared to 2Q24 and 3.7% in 1H25 compared to 1H24, mainly due to: i) fewer deliveries from refineries due to scheduled maintenance, partially offset by: ii) strategic product interment to guarantee supply in the interior of the country.

In 2025, Ecopetrol S.A. products represented approximately 33% of the total volume transported through polyducts.

Despite the measures and strategies implemented, which include the use of advanced technologies and the strengthening of inter-institutional coordination to mitigate the risk of hydrocarbon seizure, during 1H25, the installing of illicit valves affected the operation in different systems, particularly in the Pozos-Galán system, which restricted product transportation by approximately 16 mboed (~5% of the total transported through polyducts). This figure represents an increase of nearly 4.8 mboed vis-a-vis 1H24.

Third party affectation on transportation infrastructure: During 2Q25 and 1H25, there was an increase in the number of incidents involving third parties affecting the transport infrastructure, reaching a total of 20 events in 1H25 (8 in 2Q25), compared to 2 events reported in 1H24 (0 in 2Q24). In turn, in 2Q25, the number of illicit valves removed in the transportation infrastructure was reduced by 11% compared to 2Q24, and for 1H25, this reduction in illicit valves removed reached 7% compared to the same period of the previous year.

Table 10: Cost per Transported Barrel - Ecopetrol Group

USD/Bl	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)	% USD
Cost per Transported Barrel	3.24	3.23	0.3%	3.14	3.07	2.3%	17.0%

Cost per Transported Barrel: The cost per transported barrel in 2Q25 had a similar behavior to that of 2Q24, at 3.24 USD/Bl. The cost per barrel transported in 1H25 was 3.14 USD/BI, increasing 0.07 USD/BI compared to 1H24, which is explained by:

Volume Effect (+0.15 USD/Bl): Lower volume transported by -4.2%, equivalent to -47.6 mboed, as a result of the aforementioned conditions.

Cost Effect (+0.12 USD/Bl): Mainly associated to exogenous factors such as i) higher costs and expenses due to inflationary effect on maintenance contract rates, costs of operation support and labor, added to ii) higher costs and expenses in Ocensa whose functional currency is the dollar, due to a higher average exchange rate, further to iii) higher emergency care expenses due to the increase in the aforementioned external events.

Exchange Rate Effect (-0.20 USD/Bl): Positive effect due to highest average exchange rate +276 going from 3,920 to 4,196 pesos/dollar for the conversion of the indicator from pesos to dollars.

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Financial Results

Table 11: Profit or Loss Statement - Transport

Billion (COP)	2Q25	2Q24	∆ ($)	∆ (%)	6M 2025	6M 2024	∆ ($)	∆ (%)
Total revenue	3,868	3,625	243	6.7%	7,849	7,194	655	9.1%
Depreciation, amortization and depletion	338	311	27	8.7%	665	627	38	6.1%
Variable costs	193	219	(26)	(11.9%)	411	415	(4)	(1.0%)
Fixed costs	504	533	(29)	(5.4%)	969	948	21	2.2%
Total cost of sales	1,035	1,063	(28)	(2.6%)	2,045	1,990	55	2.8%
Gross income	2,833	2,562	271	10.6%	5,804	5,204	600	11.5%
Operating expenses	313	203	110	54.2%	536	399	137	34.3%
Operating income	2,520	2,359	161	6.8%	5,268	4,805	463	9.6%
Financial result, net	(4)	136	(140)	(102.9%)	(194)	182	(376)	(206.6%)
Income before income tax	2,516	2,495	21	0.8%	5,074	4,987	87	1.7%
Provision for income tax	(899)	(871)	(28)	3.2%	(1,830)	(1,734)	(96)	5.5%
Consolidated net income	1,617	1,624	(7)	(0.4%)	3,244	3,253	(9)	(0.3%)
Non-controlling interest	(318)	(307)	(11)	3.6%	(650)	(604)	(46)	7.6%
Net income attributable to owners of Ecopetrol	1,299	1,317	(18)	(1.4%)	2,594	2,649	(55)	(2.1%)

EBITDA	2,906	2,728	178	6.5%	6,028	5,546	482	8.7%
EBITDA Margin	75.1%	75.3%	-	(0.2%)	76.8%	77.1%	-	(0.3%)

Revenues in 2Q25 increased compared to 2Q24, due to: i) a higher average exchange rate, ii) a higher Banadía-Araguaney contingent operation, and iii) rate updates. These effects offset: i) lower revenues associated to the release of contracted capacity under the “Ship or Pay” modality in the Bicentenario and Caño Limón-Coveñas pipelines, as well as ii) lower volumes transported compared to the previous period due to the impact of the local environment, lower production of third parties in the country and higher maintenance at the Barrancabermeja Refinery.

The cost of sales for 2Q25 decreased compared to 2Q24, mainly due to: i) lower variable costs associated to lower consumption of crude oil, fuel and energy, in line with the reduction in volumes transported, ii) lower purchases for product replacement, and iii) reduction in contracted services, especially in information technology. These factors are partially offset by: i) higher restatement costs due to a higher average exchange rate and, ii) the increase associated to the inflationary effect.

Operating expenses, net for 2Q25 increased compared to 2Q24, mainly due to higher emergency care expenses given the local external events; additionally, in 2Q24 lower expenses were recognized due to the non-recurring favorable effect of the sale of the excess volume of the full line in Ocensa to Ecopetrol S.A.

The net financial result (not operational) for 2Q25 decreased compared to 2Q24, mainly due to: i) the exchange rate effect given a lower closing exchange rate on the segment's net active dollar position, and ii) lower financial returns associated to the behavior of interest rates on deposits and investments.

1.3	Refining and Petrochemicals

In 2Q25, major maintenance was carried out at the Barrancabermeja and Cartagena refineries, ensuring operational continuity and availability for the supply of fuels, as well as the protection of personnel and the environment. In Barrancabermeja, scheduled shutdowns were executed in the Cracking UOPII, Polyethylene I and Prime G units. Thanks to the high reliability of the main process plants, an average operational availability of 95.8%, higher than the 91.2% recorded in the first quarter of this year, positioning itself in the most competent half of refineries in Latin America according to Solomon's latest benchmarking study, leveraging continuous improvement in performance and operational stability.

In 2Q25, the refining segment achieved an integrated gross margin of 12.5 USD/Bl, higher than that recorded in the same period of 2024 (9.1 USD/Bl), driven by a favorable market environment, especially due to the improvement in international gasoline and diesel differentials versus crude oil; this, despite a lower consolidated throughput of 413.3 mboed compared to 424.4 mboed in 2Q24, affected by maintenance and lower receipt of light crude oil. This performance highlights the refineries' ability to adapt to challenging operating conditions and to capitalize on market opportunities.

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In this context, tactical, operational and commercial strategies were implemented that made it possible to: i) mitigate the effects of the lower availability of light crude oil in the diet of the refineries, as a result of the attacks that affected the Caño Limón - Coveñas pipeline, ii) comply with maintenance plans guaranteeing operational reliability, which was reflected in an operational availability of 95.8% during 2Q25, iii) in line with the strategy of minimizing fuel oil in refineries, as it is considered a product of lower value, the first export of IFO 380 marine fuel was initiated, recently incorporated into the product portfolio, likewise, the production of liquid asphalt was maximized, reaching a record in its export volume; and iv) capture efficiencies in revenues, costs and investments, associated with logistical savings in crude oil imports, lower natural gas consumption, improvements in fuel oil quality, and reduction of operating and administrative costs in all units.

Downstream made material progress in its internationalization and sustainability, with significant milestones occurring since May 2025:

•	Ecopetrol made its first export on June 9, 2025 of 185 thousand barrels of IFO 380 marine fuel from the Cartagena Refinery to Cape Canaveral, marking its entry into a competitive global market. This operation represents the incorporation of this product into the company's export portfolio, strengthening its offer with a more efficient alternative with a lower environmental footprint, due to the reduction of emissions by removing streams with high sulfur content, reused in alternative industrial processes.

•	Ecopetrol sets a record in liquid asphalt exports. Reached a historic volume of 56,700 tons exported on May, consolidating its position as the main exporter of asphalt in Latin America after four years of operations from the Barrancabermeja Refinery.

•	Ecopetrol and Aerocivil signed the "SAF Vuela" program to promote the development of sustainable aviation fuels (SAF), strengthening infrastructure and positioning the country as a regional benchmark in aerial decarbonization.

•	The company completed its first direct export operation of 200 tons of light liquid paraffin from the Barrancabermeja Refinery to Brazil, where it is expected to be used in the manufacture of wood panels. This milestone marks the beginning of a new stage in the opening of markets, with higher profit margins and projection towards new destinations in Latin America, including Chile, Peru and Mexico.

Cartagena Refinery

In 2Q25, the Cartagena Refinery recorded a throughput of 193.4 mboed, which represents a slight decrease of 0.9% compared to the same quarter of the previous year. Cumulatively for the first half of 2025, the average throughput was 191.1 mboed, 4.1% lower than the same period in 2024. The reduction in 2Q25 was influenced by a decrease in the availability of domestic crude oil, such as Caño Limón, due to external events attributed to third parties.

The gross refining margin in 2Q25 was 11.0 USD/Bl, 20.9% higher than 2Q24, driven by higher differentials in products such as diesel (+3.3 USD/Bl) and gasoline (+2.4 USD/Bl). Nevertheless, in the first half of the year, the margin was 10.7 USD/Bl, which represents a 13.7% drop compared to 1H24, explained by the weakening of international fuel prices (81%) and the lower availability of light crude oil (19%).

Table 12: Throughput, Utilization Factor, Production and Refining Margin

- Cartagena Refinery

Cartagena Refinery	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Throughput* (mbd)	193.4	195.1	(0.9%)	191.1	199.3	(4.1%)
Utilization Factor (%)	82.3%	88.6%	(7.1%)	81.8%	89.3%	(8.4%)
Refined Production (mbd)	186.0	187.7	(0.9%)	183.2	192.4	(4.8%)
Gross Margin (USD/Bl)	11.0	9.1	20.9%	10.7	12.4	(13.7%)

*Corresponds to actual throughput volumes processed, not received

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Barrancabermeja Refinery

In 2Q25, the Barrancabermeja Refinery processed a load of 219.9 mboed, a decrease of 4.1% compared to the same quarter of the previous year. Cumulatively for the first half of 2025, the average cargo was 213.5 mboed, 6.0% lower than the same period in 2024. The reduction in 2Q25 was mainly due to: i) (80%) loading restrictions due to lower availability of crude oil, affected by attacks on transport systems and blockades; ii) (10%) lower product recalls and presence of illicit activities in Pozos Colorados; and iii) (10%) execution of the shutdown plan of the UOP II Cracking and Naphtha Hydrotreatment units of Prime G.

Refining gross margin in 2Q25 reached 13.9 USD/Bl, 51.1% higher than 2Q24, driven by a significant improvement in product spreads, especially in diesel (+3.3 USD/Bl) and gasoline (+2.4 USD/Bl).). For the first half of the year, the margin was 12.6 USD/Bl, 8.6% higher than 1H24, explained by more favorable market conditions (81%), a more economical crude oil diet (19%) and an operational availability of 94%, which allowed us to capture good margins, despite scheduled maintenance.

Table 13: Throughput, Utilization Factor, Production and Refining Margin

- Barrancabermeja Refinery

Barrancabermeja Refinery	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Throughput* (mbd)	219.9	229.2	(4.1%)	213.5	227.1	(6.0%)
Utilization Factor (%)	69.5%	79.1%	(12.1%)	70.4%	80.0%	(12.0%)
Refined Production (mbd)	221.3	232.4	(4.8%)	215.6	230.7	(6.5%)
Gross Margin (USD/Bl)	13.9	9.2	51.1%	12.6	11.6	8.6%

*Corresponds to actual throughput volumes processed, not received

Esenttia

In 2Q25, Esenttia continued to face a challenging environment, marked by moderate demand for propylene and high international competition, especially from Asia, in a context of prices that are among the lowest in the last decade. Despite this scenario, the company has maintained a dynamic commercial strategy, tactically adjusting prices to sustain its presence in key markets and consolidate opportunities in strategic destinations such as Brazil. In this quarter, total sales reached 95.8 Kton, representing a growth of 1.8% compared to 2Q24, reflecting a gradual recovery in volumes amid demanding market conditions.

In 1H25, cumulative sales were 207.1 Kton, 11.7% higher than in the same period of 2024. In this context, Esenttia has focused its efforts on protecting the profitability of the business through efficient cost management. Operating efficiencies of US$3.1 million were captured in OPEX, thanks to initiatives in social investment, energy efficiency, technological infrastructure and rationalization of general expenses. These actions, together with a strategy of market diversification, supply optimization and strengthening commercial relationships, enable the company to improve its results by year-end, even in an environment of tight margins and volatility in propylene prices.

Table 14: Sales – Esenttia

Esenttia	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Total Sales (MTon)	95.8	94.1	1.8%	207.1	185.4	11.7%

Refining Cash Cost

Table 15: Refining Cash Cost *

USD/Bl	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)	% USD
Refining Cash Cost	5.74	5.56	3.2%	5.66	5.49	3.1%	16.8%

* Includes refineries in Barrancabermeja, Cartagena and Esenttia

The refining cash cost increased by 0.18 USD/Bl in 2Q25 compared to 2Q24, explained by:

•	Volume effect (+0.12 USD/Bl): Mainly due to lower crude oil loading in refineries of -11.1 mboed.
•	Cost effect (+0.46 USD/Bl): Higher costs associated with inflationary effect (+0.25 USD/Bl), higher gas cost due to price effect (+0.12 USD/Bl) and higher operational activity in Esenttia (+0.09 USD/Bl), driven by highter throughputs and production level

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•	Exchange rate effect (-0.40 USD/Bl): Impact of average devaluation against the dollar at +273 pesos per dollar, going from 3,926 to 4,199 pesos per dollar.

Financial Results

Table 16: Income Statement - Refining

Billion (COP)	2Q25	2Q24	∆ ($)	∆ (%)	6M 2025	6M 2024	∆ ($)	∆ (%)
Total revenue	15,682	16,733	(1,051)	(6.3%)	32,958	34,378	(1,420)	(4.1%)
Depreciation, amortization and depletion	518	497	21	4.2%	989	986	3	0.3%
Variable costs	13,912	15,339	(1,427)	(9.3%)	29,765	30,606	(841)	(2.7%)
Fixed costs	848	702	146	20.8%	1,599	1,394	205	14.7%
Total cost of sales	15,278	16,538	(1,260)	(7.6%)	32,353	32,986	(633)	(1.9%)
Gross income	404	195	209	107.2%	605	1,392	(787)	(56.5%)
Operating expenses	610	551	59	10.7%	1,199	1,114	85	7.6%
Operating income (loss)	(206)	(356)	150	(42.1%)	(594)	278	(872)	(313.7%)
Financial result, net	(319)	(392)	73	(18.6%)	(564)	(787)	223	(28.3%)
Share of profit of companies	51	48	3	6.3%	97	98	(1)	(1.0%)
Loss before income tax	(474)	(700)	226	(32.3%)	(1,061)	(411)	(650)	158.2%
Provision for income tax	141	230	(89)	(38.7%)	365	191	174	91.1%
Consolidated net income	(333)	(470)	137	(29.1%)	(696)	(220)	(476)	216.4%
Non-controlling interest	(46)	(47)	1	(2.1%)	(96)	(98)	2	(2.0%)
Net income attributable to owners of Ecopetrol	(379)	(517)	138	(26.7%)	(792)	(318)	(474)	149.1%

EBITDA	665	435	230	52.9%	1,147	1,881	(734)	(39.0%)
EBITDA Margin	4.2%	2.6%	-	1.6%	3.5%	5.5%	-	(2.0%)

Revenues decreased in 2Q25 compared to 2Q24 due to lower sales volumes associated with the scheduled plant shutdowns of the major maintenance cycle at the Barrancabermeja Refinery, which was partially offset by: i) the positive effect of a higher average exchange rate and ii) the strengthening of the product differential.

The cost of sales decreased in 2Q25 compared to 2Q24, mainly due to: i) a reduction in the cost of diet due to a drop in the price of Brent, and ii) lower crude oil purchases due to lower cargoes due to the plant shutdown plan at the Barrancabermeja Refinery and lower receipt of light crude oil. The decrease is partially offset by the effect of the higher average exchange rate on purchases.

Operating expenses for 2Q25 remained at similar levels to those recorded in 2Q24. This performance reflects the effectiveness of the efficiency plan implemented, which allowed us to contain OPEX growth, limiting it only to the impact of the inflationary adjustment.

The financial (non-operational) result of 2Q25 versus 2Q24 presented a lower expense mainly due to the effect of the exchange difference in the valuation of the segment's net position.

1.4	Commercial Management

The good performance of the commercial offices in Houston and Singapore, Ecopetrol US Trading (EUST) and Ecopetrol Trading Asia (ECPTA) is to be highlighted, which during 2Q25 traded 45 million barrels of crude oil and products, obtaining an EBITDA of USD 44 million and a net income of USD 40 million, thus accumulating for 1H25 a total of USD 110 million in EBITDA and USD 94 million in net income. These results are leveraged on the execution of forward contracts for the sale of Castilla crude oil and other products such as fuel oil and naphtha, which are translated into logistical and market efficiencies.

Continuing with the incorporation of new products into the portfolio, in the products and petrochemicals segment, the first export of RMG380-grade fuel oil (marine residual fuel) was carried out, totaling 320 thousand barrels. Additionally, the first delivery of IFO380 (marine diesel for vessels) from Refinería de Cartagena S.A. was completed, amounting to 186 thousand barrels, and the first direct sale of paraffin to Brazil was made, totaling 200 tons.

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In line with the Ecopetrol Group's decarbonization strategy, during second quarter of 2025 the Carbon Trading Desk traded through Ecopetrol S.A. approximately 280 thousand carbon credits (tCO2e) from carbon capture and reduction projects in Colombia. 87% of the volume traded was intended for different internal requirements of the Ecopetrol Group, directly supporting initiatives that accelerate climate action and add value to the Ecopetrol Group's Greenhouse Gas (GHG) emissions offsetting goals. The remaining 13% corresponded to 37 thousand tCO2e marketed with third parties for various purposes.

2.	ENERGIES FOR THE TRANSITION

Natural Gas

During 2Q25 the process of marketing natural gas from major fields and imported gas through the Colombian Pacific coast was carried out. This process involved the participation of over 40 companies and secured quantities for an average of 58 GBTUD for the next four years. Furthermore, for the first time in Ecopetrol's history, a block of 60 GBTUD of imported natural gas was commercialized for five years.

On the other hand, Ecopetrol continues to optimize its natural gas consumption. During the first half of the year, there was an 8% reduction in consumption with respect to the estimates for the period (around 234 GBTUD) and an increase in the use of substitute energy sources, which represent nearly 12% of current consumption.

Natural Gas Options

Regarding the regasification on the Pacific coast, the contract signed with PIO SAS is still in the execution phase and the operation start-up date is planned for the second half of 2026.

Regarding regasification options in the Caribbean, the use of the existing infrastructure of the Group in the region is being evaluated, which would allow the development of facilities for the receipt, storage, and regasification of Liquefied Natural Gas (LNG). This project is expected to start operations between the end of 2026 and the end of 2027, subject to the installation of a floating storage and regasification unit (FSRU) and its mooring system.

Renewable Energy

As of the end of Q2 2025, the Group had incorporated a total of 630 MW of renewable energy, of which 208 MW are in operation, 228 MW correspond to purchases in the Wholesale Energy Market (MEM for its initials in Spanish), 95 MW are under construction, and 99 MW are in execution.

With respect to the operation of the Brisas, Castilla, San Fernando, Cartagena Refinery, La Cira, the Cantayús Small Hydroelectric Plant and the solar farms in the transportation segment, so far in 2025, a reduction of around 23,900 tCO2e has been accumulated and savings in the cost of energy close to COP 29.3 billion.

Similarly, during the quarter, Ecopetrol made progress in strengthening its renewable energy portfolio:

•	The conditions precedent for the acquisition of 100% of Wind Autogeneración S.A.S. owner of the Windpeshi wind project (205 MW) in La Guajira were fulfilled on July 7, 2025. Once operational, the project is expected to contribute to optimizing energy costs and advancing Colombia’s energy transition, with an expected decarbonization impact of approximately 4.8 million tons of CO2 and an estimated investment of USD 350 million between 2025 and 2027.

•	A Master Investment Agreement (MIA) was signed with AES for the potential acquisition of a 49% stake in the Jemeiwaa Ka’l wind cluster (1,087 MW).

•	A contract was signed with Statkraft to acquire a solar and wind portfolio of up to 1,300 MW, subject to legal and contractual requirements.

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Wholesale Energy Market (MEM for its initials in Spanish)

During the first half of 2025, the Ecopetrol Group’s total electricity demand averaged approximately 23.3 GWh per day. Of this demand, 58.4% was met through self-generation and 41.6% through purchases in the Wholesale Energy Market (MEM). Notably, 70.5% of MEM purchases were made under contracts. As a result, 87.7% of the Group’s energy demand was covered through self-generation and contracts, minimizing exposure to spot market prices to just 12.3%. In the same period of 2024, the share of energy supplied through self-generation and contracts was 80.6%. The increase in coverage through self-generation and contracts between 2024 and 2025 translates into greater stability in energy supply costs.

Similarly, year to date in 2025, management performed has allowed to uphold the average rates settled in contracts to meet the energy demand of the Ecopetrol Group in 6.2% lower than the rates of energy contracts in the regulated market published by XM.

Energy efficiency

By the end of the first half of 2025, an accumulated energy optimization of 2.42 PJ was achieved, with an impact on 171,226 tons of CO2e and savings of around COP 53 billion in the Ecopetrol Group's operations. This progress means total cumulative savings of 22.33 PJ since 2018 (89% of the goal at 2030) To put this figure in perspective, the accumulated energy savings are equivalent to the electricity and natural gas consumption of more than 1.1 million Colombian households.

Social gas

Through the social gas initiative, Ecopetrol made 19,242 new home connections in social strata 1 and 2 during the first half of the year. Since 2019, a total of 94,507 physical connections have been installed across 19 departments.

Invercolsa

At the close of 2Q25, Invercolsa and its affiliates, both controlled and non-controlled, registered mor than 4.1 million users connected to the gas service, which represents an increase of 3.9% as compared to 2Q24. This growth is mainly attributed to the execution of network projects in the subsidiaries and social gas, executed in partnership with Ecopetrol.

3.	ENERGY TRANSMISSION AND TOLL ROADS

3.1	Energy Transmission

Projects awarded

In Brazil, ISA Energía has been awarded seven reinforcements to the transmission network in 2Q25; these reinforcements and improvements add up to a CAPEX of BRL 250 million (~ COP$ 187 billion).

Entry into operation of projects

In 2Q25, the following projects came into operation:

•	In Colombia, ISA completed the renovation of the Bolivar Sabanalarga and Bolivar Termocartagena transmission line, which had an estimated investment of COP 16 billion.
•	In Brazil, seven reinforcements and improvements to the ISA Energia Brasil network, with a baseline investment of USD 57 million (~COP 232 billion). In addition, the Água Vermelha project, a project with a baseline investment of BRL 94 million (~ COP 70 billion). The project is intended to facilitate the integration of new solar energy projects in the northwest of São Paulo and in the Triângulo Mineiro, helping to accelerate Brazil's energy transition.

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ISA Energía Brasil: RBSE financial component - Decision June 2025

In 2012, the early termination of Concession 059 in ISA CTEEP led to the recognition of the outstanding payment value, separating two groups of assets: i) RBNI (New Investment Basic Network) – non-depreciated assets built after the year 2000, which were paid between 2013 and 2015; and ii) RBSE (Existing System Basic Network) – non-depreciated assets built before the year 2000, for which effective payment only began in 2017, following regulatory efforts by ISA CTEEP with ANEEL (Brazil’s National Electric Energy Agency).

In 2017, ANEEL issued a ruling on the payment of the RBSE, establishing that it should be divided into two components: an economic component, which reviewed the outstanding balance, and a financial component (hereinafter referred to as “Ke”), corresponding to the monetary update from 2013 to 2017.

Although the effective payment of the RBSE began in 2017, the financial component was disputed and subsequently suspended until 2021, when ANEEL recognized the payment of “Ke” for the period from 2013 to 2020.

In 2024, ANEEL decided to review certain methodological criteria for calculating the financial component, following a request submitted in 2021 by industry associations and market agents in Brazil to reconsider the calculations presented for the payment of the RBSE’s “Ke” component. The review focused on the frequency of WACC updates, the timing of cash flows (whether prepaid or due), and the basis of the flows used to calculate “Ke.”

In June 2025, ANEEL’s board issued a decision adjusting the flow base used to calculate “Ke,” considering only the unpaid financial component that had been under dispute since 2017.

This decision led to a reduction of COP 594 billion in ISA’s EBITDA and COP 140 billion in net income. In terms of cash flow, it implies lower RBSE-related collections during the tariff periods from July 2025 to July 2028.

The adjustment in RBSE financial component payments between 2025 and 2028 does not compromise the company’s financial strength, investment execution, or the development of the ISA2040 Strategy.

3.2	Toll Roads

On June 16, 2025, the Caracolí vehicular bridge was inaugurated on the Circunvalar de la Prosperidad, improving mobility and reducing risks for the users. The project's investment amounted to COP 11 billion.

On June 26, 2025, the construction phase began for the rehabilitation, improvement, and maintenance of the Eastern Pan-American Highway in Panama, with 100% of the contractual milestones achieved.

In Chile, the Orbital Sur route is progressing according to schedule and is expected to begin construction in 2028. On the other hand, Ruta del Maipo is expected to complete the implementation of the Free Flow system in the southern access to Santiago in the fourth quarter of 2025 and to finish the regulatory and serviceability works in the second quarter of 2027.

3.3	Telecommunications

Internexa has focused its efforts on expanding its coverage and reach in Colombia and Peru. In terms of coverage, new fiber optic nodes were opened in eight cities in Colombia and five in Peru, boosting connectivity in these cities.

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Financial Results

Table 17: Income Statement - Energy Transmission and Toll Roads

Billion (COP)	2Q25	2Q24	∆ ($)	∆ (%)	6M 2025	6M 2024	∆ ($)	∆ (%)
Total revenue	3,343	3,427	(84)	(2.5%)	7,354	7,095	259	3.7%
Depreciation, amortization and depletion	285	269	16	5.9%	567	539	28	5.2%
Fixed costs	1,525	1,255	270	21.5%	3,039	2,639	400	15.2%
Total cost of sales	1,810	1,524	286	18.8%	3,606	3,178	428	13.5%
Gross income	1,533	1,903	(370)	(19.4%)	3,748	3,917	(169)	(4.3%)
Operating expenses	448	215	233	108.4%	818	540	278	51.5%
Operating income (loss)	1,085	1,688	(603)	(35.7%)	2,930	3,377	(447)	(13.2%)
Financial result, net	(834)	(760)	(74)	9.7%	(1,685)	(1,527)	(158)	10.3%
Share of profit of companies	130	136	(6)	(4.4%)	286	272	14	5.1%
Loss before income tax	381	1,064	(683)	(64.2%)	1,531	2,122	(591)	(27.9%)
Provision for income tax	(30)	(138)	108	(78.3%)	(270)	(277)	7	(2.5%)
Consolidated net income	351	926	(575)	(62.1%)	1,261	1,845	(584)	(31.7%)
Non-controlling interest	(301)	(691)	390	(56.4%)	(1,049)	(1,426)	377	(26.4%)
Net income attributable to owners of Ecopetrol	50	235	(185)	(78.7%)	212	419	(207)	(49.4%)

EBITDA	1,644	2,227	(583)	(26.2%)	4,081	4,487	(406)	(9.0%)
EBITDA Margin	49.1%	65.0%	-	(15.9%)	55.5%	63.2%	-	(7.7%)

Sales revenue in 2Q25 increased by 15% compared to 2Q24, driven by the commissioning of new projects, the positive impact of contractual escalators, progress in construction, and higher returns from energy and road concessionaires. However, revenues were partially affected mainly in the power transmission business in Brazil due to the update in the methodology for calculating the financial component (“Ke”) of the RBSE (Rede Básica do Sistema Existente), as established by ANEEL (Agência Nacional de Energia Elétrica) through a resolution issued on June 10, 2025.

Cost of sales and operating expenses mainly reflected the impact of inflation, increased construction activity, the commissioning of new projects, and the recognition of portfolio impairment, primarily related to Air-E in 2Q25.

The net financial result for 2Q25 reflected higher indebtedness to support operations, mainly in Brazil and Peru, as well as increased monetary adjustments on debt indexed to UF (Unidad de Fomento) in Chile and IPCA (Extended Consumer Price Index) in Brazil, compared to the same period of the previous year.

III.	Corporate Governance and Social Bodies

Board of Directors

The Board of Directors of Ecopetrol S.A. adopted, among others, the following decisions:

•	Approved the appointment of Dr. Guillermo García Realpe and Dr. Mónica de Greiff Lindo, as President and Vice President of the Board of Directors, respectively.
•	Approved the formation of the support committees of the Board of Directors and appointed the presidents of said committees. See: https://www.ecopetrol.com.co/wps/portal/Home/en/Ourcompany/about-us/Board%20of%20Directors%20Committees

•	Approved the financial statements of the Group under Full IFRS regulations with a cut-off date of December 31, 2024, to be incorporated into the 20F 2024 report.
•	Approved the 20F Report and its filing at the Securities and Exchange Commission (SEC) in the United States. See: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001444406/000141057825000839/ec-20241231x20f.htm

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•	Approved separate Financial Statements of Ecopetrol and consolidated statements of the Group corresponding to the first quarter of 2025.
•	Approved the following appointments:
o	Julián Fernando Lemos, officially appointed to the role of Corporate Vice President of Strategy and Business Development.
o	Diana Marcela Jiménez, officially appointed to the role of Director of Institutional Relations and Communications.
o	Julio César Herrera, officially appointed to the role of Commercial and Marketing Vice President.
o	Rodolfo Mario García, temporarily appointed to the role of Compliance Corporate Director and money laundering compliance officer.

IV. Presentation of Results

On Wednesday, 13 August 2025, management will offer a single virtual conference with transmission in Spanish and English, to comment on the results obtained by Ecopetrol S.A. Listed below are the times and information to participate in the conference:

Conference
9:00 a.m. Colombian time
10:00 a.m. New York Time

To access the webcast, the following connection link is available:

https://xegmenta.co/ecopetrol/registro-conferencia-de-resultados-2t-2025/

Once you receive the invitation, you will find the link for the broadcast in Spanish and the link for the broadcast in English. To ask questions, you can access through the platform once the call transmission begins.

The announcement of the results, the presentation, the webcast, and the recording of the conference will be available on the Ecopetrol website: www.ecopetrol.com.co.

Contact information:

Head of Capital Markets

Carolina Tovar Aragón

Tel: +57 3103158600- Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Marcela Ulloa Beltrán

Tel: +57 3103158600- Email: marcela.ulloa@ecopetrol.com.co

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Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Revenue
Local	14,355	15,667	(8.4%)	29,568	31,175	(5.2%)
Export	15,314	16,960	(9.7%)	31,467	32,754	(3.9%)
Total revenue	29,669	32,627	(9.1%)	61,035	63,929	(4.5%)
Cost of sales
Depreciation, amortization and depletion	4,349	3,594	21.0%	8,087	7,046	14.8%
Variable depreciation, amortization and depletion	3,057	2,383	28.3%	5,572	4,643	20.0%
Fixed cost depreciation	1,292	1,211	6.7%	2,515	2,403	4.7%
Variable costs	11,382	12,020	(5.3%)	23,302	22,841	2.0%
Imported products	4,676	4,632	0.9%	10,848	9,301	16.6%
Local purchases	4,209	5,875	(28.4%)	9,136	10,917	(16.3%)
Hydrocarbon transportation services	433	438	(1.1%)	917	835	9.8%
Inventories and others	2,064	1,075	92.0%	2,401	1,788	34.3%
Fixed costs	5,430	4,966	9.3%	10,478	9,757	7.4%
Contracted services	1,227	1,304	(5.9%)	2,304	2,384	(3.4%)
Construction services	907	705	28.7%	1,792	1,588	12.8%
Maintenance	1,316	1,165	13.0%	2,482	2,232	11.2%
Labor costs	1,122	1,085	3.4%	2,187	2,139	2.2%
Other	858	707	21.4%	1,713	1,414	21.1%
Total cost of sales	21,161	20,580	2.8%	41,867	39,644	5.6%
Gross income	8,508	12,047	(29.4%)	19,168	24,285	(21.1%)
Operating expenses	2,871	2,512	14.3%	5,151	4,948	4.1%
Administration expenses	2,584	2,044	26.4%	4,767	4,123	15.6%
Exploration and projects expenses	287	468	(38.7%)	384	825	(53.5%)
Operating income	5,637	9,535	(40.9%)	14,017	19,337	(27.5%)
Finance result, net	(2,085)	(2,090)	(0.2%)	(4,503)	(4,092)	10.0%
Foreign exchange, net	213	(9)	(2,466.7%)	164	45	264.4%
Interest, net	(1,575)	(1,378)	14.3%	(3,124)	(2,714)	15.1%
Financial income/loss	(723)	(703)	2.8%	(1,543)	(1,423)	8.4%
Share of profit of companies	189	189	0.0%	398	386	3.1%
Income before income tax	3,741	7,634	(51.0%)	9,912	15,631	(36.6%)
Income tax	(1,285)	(3,234)	(60.3%)	(3,224)	(6,154)	(47.6%)
Net income consolidated	2,456	4,400	(44.2%)	6,688	9,477	(29.4%)
Non-controlling interest	(645)	(1,024)	(37.0%)	(1,750)	(2,090)	(16.3%)
Net income attributable to owners of Ecopetrol	1,811	3,376	(46.4%)	4,938	7,387	(33.2%)

EBITDA	11,136	14,052	(20.8%)	24,394	28,291	(13.8%)
EBITDA margin	37.5%	43.1%	(5.6%)	40.0%	44.3%	(4.3%)

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Table 2: Statement of Financial Position / Balance Sheet - Ecopetrol Group

Billion (COP)	June 30, 2025	March 31, 2025	∆ (%)
Current assets
Cash and cash equivalents	10,118	14,102	(28.3%)
Trade and other receivables	13,797	19,252	(28.3%)
Inventories	10,398	11,032	(5.7%)
Current tax assets	16,927	13,340	26.9%
Other financial assets	4,222	2,528	67.0%
Other assets	3,694	3,718	(0.6%)
	59,156	63,972	(7.5%)
Non-current assets held for sale	14	23	(39.1%)
Total current assets	59,170	63,995	(7.5%)

Non-current assets
Investments in associates and joint ventures	8,913	8,696	2.5%
Trade and other receivables	34,566	33,510	3.2%
Property, plant and equipment	104,913	105,457	(0.5%)
Natural and environmental resources	46,889	47,184	(0.6%)
Assets by right of use	984	1,028	(4.3%)
Intangibles	15,130	15,559	(2.8%)
Deferred tax assets	13,826	14,680	(5.8%)
Other financial assets	3,700	3,583	3.3%
Goodwill and Other assets	6,519	6,629	(1.7%)
Total non-current assets	235,440	236,326	(0.4%)

Total assets	294,610	300,321	(1.9%)

Current liabilities
Loans and borrowings	15,640	13,041	19.9%
Trade and other payables	17,624	26,609	(33.8%)
Provision for employees benefits	2,988	3,041	(1.7%)
Current tax liabilities	1,938	2,479	(21.8%)
Accrued liabilities and provisions	1,408	1,472	(4.3%)
Other liabilities	1,091	1,496	(27.1%)
Total current liabilities	40,689	48,138	(15.5%)

Non-current liabilities
Loans and borrowings	104,619	105,620	(0.9%)
Trade and other payables	22	18	22.2%
Provision for employees benefits	14,361	13,992	2.6%
Non-current taxes	14,246	14,173	0.5%
Accrued liabilities and provisions	13,140	12,967	1.3%
Other liabilities	1,952	2,115	(7.7%)
Total non-current liabilities	148,340	148,885	(0.4%)

Total liabilities	189,029	197,023	(4.1%)

Equity
Equity attributable to owners of the company	79,225	77,485	2.2%
Non-controlling interests	26,356	25,813	2.1%
Total equity	105,581	103,298	2.2%

Total liabilities and equity	294,610	300,321	(1.9%)

27

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	2Q25	2Q24	6M 2025	6M 2024
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	1,811	3,376	4,938	7,387
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	645	1,024	1,750	2,090
Income tax	1,285	3,234	3,224	6,154
Depreciation, depletion and amortization	4,494	3,714	8,384	7,287
Foreign exchange (gain) loss	(213)	9	(164)	(45)
Finance costs recognized in profit or loss	2,647	2,394	5,227	4,761
Dry wells	252	338	268	605
Loss (gain) on disposal of non-current assets	(6)	9	7	16
Impairment of current and non-current assets	89	21	194	49
Fair value (gain) on financial assets valuation	(454)	(7)	(787)	(47)
Gain on financial derivatives	28	6	3	(1)
Gain on assets for sale	5	13	1	16
(Gain) loss on share of profit of associates and joint ventures	(189)	(189)	(398)	(386)
Exchange difference on export hedges and ineffectiveness	53	(4)	125	(40)
Provisions and contingencies	202	78	244	239
Others minor items	(2)	1	2	(2)
Net changes in operating assets and liabilities	(4,288)	7,489	(6,103)	2,191
Income tax paid	3,687	(4,435)	(747)	(7,190)
Cash provided by operating activities	10,046	17,071	16,168	23,084

Cash flows from investing activities
Investment in joint ventures	0	(11)	(1)	(12)
Investment in property, plant and equipment	(2,191)	(2,124)	(3,808)	(3,739)
Investment in natural and environmental resources	(2,692)	(2,328)	(4,963)	(4,773)
Payments for intangibles	(148)	(176)	(219)	(389)
Consideration paid for acquisition of assets	0	0	(1,109)	0
(Purchases) sales of other financial assets	(1,456)	(522)	(2,258)	(685)
Interest received	347	400	652	784
Dividends received	98	187	121	213
Proceeds from sales of assets	(42)	49	33	67
Net cash used in investing activities	(6,084)	(4,525)	(11,552)	(8,534)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	3,826	(901)	6,654	1,939
Interest paid	(1,702)	(1,749)	(3,932)	(3,572)
Lease Payments	(144)	(140)	(291)	(282)
Return of capital	0	(15)	0	(15)
Dividends paid	(9,672)	(11,922)	(10,695)	(12,192)
Net cash used in financing activities	(7,692)	(14,727)	(8,264)	(14,122)

Exchange difference in cash and cash equivalents	(253)	252	(288)	473
Net (decrease) increase in cash and cash equivalents	(3,983)	(1,930)	(3,936)	901
Cash and cash equivalents at the beginning of the period	14,101	15,167	14,054	12,336
Cash and cash equivalents at the end of the period	10,118	13,237	10,118	13,237

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Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	2Q25	2Q24	6M 2025	6M 2024
Net income attributable to the owners of Ecopetrol	1,811	3,376	4,938	7,387
(+) Depreciation, amortization and depletion	4,494	3,714	8,384	7,287
(+/-) Impairment of long-term assets	3	(1)	3	8
(+/-) Financial result, net	2,085	2,090	4,503	4,092
(+) Income tax	1,285	3,234	3,224	6,154
(+) Taxes and others	813	615	1,592	1,273
(+/-) Non-controlling interest	645	1,024	1,750	2,090
Consolidated EBITDA	11,136	14,052	24,394	28,291

Table 5: EBITDA Consolidation by Segment (2Q25)

Billion (COP)	Upstream	Downstream	Midstream	Energy	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	842	(379)	1,299	50	(1)	1,811
(+) Depreciation, amortization and depletion	3,224	562	342	366	0	4,494
(+/-) Impairment of long-term assets	0	0	0	3	0	3
(+/-) Financial result, net	922	319	4	834	6	2,085
(+) Income tax	498	(141)	899	30	(1)	1,285
(+) Other taxes	451	258	44	60	0	813
(+/-) Non-controlling interest	(22)	46	318	301	2	645
Consolidated EBITDA	5,915	665	2,906	1,644	6	11,136

Table 6: Investment by Segment - Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 6M 2025	% Share
Hydrocarbons	1,202	689	1,891	73%
Production	928	511	1,439	55.7%
Downstream	127	45	172	6.7%
Exploration	125	31	156	6.0%
Midstream*	0	102	102	3.9%
Corporate**	22	0	22	0.9%
Energies for the Transition**	36	4	40	1.6%
Energy Transmission and Toll Roads	0	651	651	25.2%

Energy Transmission	0	568	568	22.0%
Toll Roads	0	72	72	2.8%
Telecommunications	0	11	11	0.4%

Total	1,238	1,344	2,582	100.0%

* Includes the total amount of investments of each of the Ecopetrol Group Companies (Ecopetrol S.A. Participation and non-controlling interest).

*Includes only total organic investments

29

Ecopetrol S.A. Appendices

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 7: Income Statement

Billion (COP)	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Local	13,717	16,007	(14.3%)	28,514	31,705	(10.1%)
Exports	9,542	11,388	(16.2%)	19,751	21,022	(6.0%)
Total revenue	23,259	27,395	(15.1%)	48,265	52,727	(8.5%)
Variable costs	15,741	16,910	(6.9%)	32,534	32,596	(0.2%)
Fixed costs	3,991	3,957	0.9%	7,715	7,776	(0.8%)
Total cost of sales	19,732	20,867	(5.4%)	40,249	40,372	(0.3%)
Gross income	3,527	6,528	(46.0%)	8,016	12,355	(35.1%)
Operating expenses	1,512	1,350	12.0%	2,569	2,327	10.4%
Operating income	2,015	5,178	(61.1%)	5,447	10,028	(45.7%)
Financial income/loss	(1,505)	(1,544)	(2.5%)	(3,141)	(2,997)	4.8%
Share of profit of companies	1,516	1,786	(15.1%)	3,475	4,028	(13.7%)
Income before income tax	2,026	5,420	(62.6%)	5,781	11,059	(47.7%)
Income tax	(215)	(2,044)	(89.5%)	(843)	(3,672)	(77.0%)
Net income attributable to owners of Ecopetrol	1,811	3,376	(46.4%)	4,938	7,387	(33.2%)

EBITDA	4,656	7,260	(35.9%)	10,345	14,201	(27.2%)
EBITDA margin	20.0%	26.50%	(6.5%)	21.40%	26.90%	(5.5%)

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Table 8: Statement of Financial Position / Balance Sheet

Billion (COP)	June 30, 2025	March 31, 2025	∆ (%)
Current assets
Cash and cash equivalents	3,866	4,521	(14.5%)
Trade and other receivables	11,162	19,456	(42.6%)
Inventories	6,978	7,373	(5.4%)
Current tax assets	13,419	11,095	20.9%
Other financial assets	4,666	41	>100.0%
Other assets	1,762	1,971	(10.6%)
	41,853	44,457	(5.9%)
Non-current assets held for sale	11	20	(45.0%)
Total current assets	41,864	44,477	(5.9%)

Non-current assets
Investments in associates and joint ventures	86,169	87,528	(1.6%)
Trade and other receivables	623	595	4.7%
Property, plant and equipment	38,260	37,357	2.4%
Natural and environmental resources	28,315	28,226	0.3%
Assets by right of use	2,523	2,590	(2.6%)
Intangibles	547	544	0.6%
Deferred tax assets	7,082	7,958	(11.0%)
Other financial assets	2,263	2,166	4.5%
Goodwill and other assets	1,207	1,304	(7.4%)
Total non-current assets	166,989	168,268	(0.8%)

Total assets	208,853	212,745	(1.8%)

Current liabilities
Loans and borrowings	12,543	9,483	32.3%
Trade and other payables	15,086	23,538	(35.9%)
Provision for employees benefits	2,677	2,678	(0.0%)
Current tax liabilities	874	495	76.6%
Accrued liabilities and provisions	950	1,009	(5.8%)
Other liabilities	458	492	(6.9%)
Total current liabilities	32,588	37,695	(13.5%)

Non-current liabilities
Loans and borrowings	71,762	72,918	(1.6%)
Provision for employees benefits	13,892	13,526	2.7%
Non-current tax liabilities	560	546	2.6%
Accrued liabilities and provisions	10,547	10,291	2.5%
Other liabilities	279	284	(1.8%)
Total non-current liabilities	97,040	97,565	(0.5%)

Total liabilities	129,628	135,260	(4.2%)

Equity
Equity attributable to owners of the company	79,225	77,485	2.2%
Total equity	79,225	77,485	2.2%

Total liabilities and equity	208,853	212,745	(1.8%)

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Table 9: Export Destinations - Ecopetrol Group

Crudes - mboed	2Q25	2Q24	% Share	6M 2025	6M 2024	% Share
U.S. Gulf Coast	181.2	164.8	41.1%	181.5	176.4	42.1%
Asia	190.4	236.8	43.2%	190.4	226.9	44.1%
Central America / Caribbean	5.5	5.5	1.2%	2.8	2.8	0.6%
Others	0.0	8.0	0.0%	0.0	8.2	0.0%
Europe	31.7	9.4	7.2%	26.9	4.7	6.2%
U.S. West Coast	10.9	0.0	2.5%	19.2	0.0	4.5%
South America	0.0	4.0	0.0%	0.0	2.0	0.0%
U.S. East Coast	21.3	0.0	4.8%	10.7	0.0	2.5%
Total	441.0	428.5	100.0%	431.5	421.0	100.0%

Products - mboed	2Q25	2Q24	% Share	6M 2025	6M 2024	% Share
Central America / Caribbean	35.0	45.1	31.1%	27.3	40.8	25.7%
U.S. Gulf Coast	42.2	42.8	37.5%	40.4	39.1	38.0%
Asia	8.7	15.6	7.7%	9.0	15.9	8.5%
South America	9.5	5.1	8.4%	9.5	5.2	9.0%
U.S. East Coast	17.2	0.0	15.3%	12.2	0.0	11.5%
Europe	0.0	0.1	0.0%	6.2	2.8	5.9%
U.S. West Coast	0.0	0.0	0.0%	0.0	0.0	0.0%
Others	0.0	0.5	0.0%	1.4	0.4	1.3%
Total	112.6	109.1	100.0%	106.2	104.2	100.0%

Note: The information is subject to change after the end of the quarter, due to the fact that some destinations are reclassified according to the results of exports.

Table 10: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Crude Oil	178.5	217.9	(18.1%)	185.4	211.0	(12.1%)
Gas	4.9	6.4	(23.4%)	3.8	6.6	(42.4%)
Products	2.8	3.4	(17.6%)	3.1	3.3	(6.1%)
Diluent	0.2	0.0	-	0.1	0.0	-
Total	186.4	227.8	(18.2%)	192.3	220.9	(12.9%)

Imports - mboed	2Q25	2Q24	∆ (%)	6M 2025	6M 2024	∆ (%)
Crude Oil	63.1	46.9	34.5%	65.6	50.6	29.6%
Products	78.0	67.0	16.4%	87.0	65.4	33.0%
Diluent	27.4	27.6	(0.7%)	32.9	29.3	12.3%
Total	168.5	141.5	19.1%	185.5	145.2	27.8%

Total	354.9	369.3	(3.9%)	377.8	366.1	3.2%

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Table 11: Exploratory Well Details - Ecopetrol Group

#	Quartes	Name	Initial Well Classification (Lahee)	Block	Basin	Operator / Partner	Status	TD Date
1	First	Toritos Oeste-1	A1	LLA123	LLanos Central	Geopark 50%(operador) -Hocol 50%	Under Evaluation	Feb 10/2025
2	First	Currucutu-1	A3	LLA123	LLanos Central	Geopark 50%(operador) -Hocol 50%	Successful	Apr 4/2025
3	First	Sirius-2 ST2	A1	Gua Off 0	Caribe Offshore	Petrobras 44% (operador) - Ecopetrol 56%	Successful	Jan 7/2025
4	First	Andina Este-1	A3	Capachos	Piedemonte	Parex 50% (operador) - Ecopetrol 50%	Dry	Feb 4/2025
5	Second	Buena Suerte-1	A3	Gua Off 0	Caribe Offshore	Parex 50% (operador) - Ecopetrol 50%	Dry	Jun 3/2025
6	Second	Toritos Sur-3	A1	LLA123	Llanos Central	Geopark 50% (Operador) - HOCOL 50%	Under Evaluation	Apr 19/2025

Table 12: HSE Performance (Health, Safety and Environment)

HSE Indicators*	2Q 2025	2Q 2024	6M 2025	6M 2024
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.30	0.21	0.31	0.19
Environmental incidents**	1	0	2	0

* The results of the indicators are subject to change after the end of the quarter due to the fact that some of the accidents and incidents are reclassified according to the results of the investigations. **Environmental incidents are those hydrocarbon spills greater than 1 barrel, with environmental impact.

33